FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	April 3, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Provides Update on Operations in Response to COVID-19

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) today announced that operations at its San Dimas, Santa Elena and La Encantada mines in Mexico will be temporarily suspended in accordance with Mexico’s Ministry of Health’s Decree to mitigate the spread and transmission of COVID-19.

On March 31, 2020, the Ministry of Health issued the Decree requiring non-essential businesses, including mining, to temporarily suspend activities until April 30, 2020. Since the Decree was announced, the Company has been working with local and state officials, industry task force groups and other mining companies to make the case to the Federal Government that mining, especially silver mining, is essential and critical to the medical industry given silver’s antibacterial properties which is proven to reduce the spread of viruses. The US Department of Homeland Security and Canada’s National Strategy for Critical Infrastructure have previously defined mining an essential business in their respective countries. Industry and Company discussions to support silver mining as an essential business continue to be held in Mexico City, but the Ministry of Health has not changed their position.

As a result, the Company is in the process of reducing its workforce on sites in compliance with the Decree and will implement care and maintenance activities during the suspension. Appropriate security and environmental procedures will remain fully functional. At this time, the Company is unable to determine how the temporary suspension will impact production and therefore has withdrawn its 2020 production and cost guidance.

First Majestic’s staff consists of 17 full-time physicians and several health care professionals who are working in collaboration with local and regional health authorities in Mexico. The Company has previously implemented several control measures to assist with preventing the spread of COVID-19. These include social distancing, the cancellation of any non-essential visit to the mines, comprehensive sanitation measures for the workplace and company transportation, and pre-screening for virus symptoms. Additionally, access restrictions to limit travel in and out of the local communities have previously been implemented.

"The health and safety and of our employees, union partners, contractors and the communities in which they work and live are top priority,” said Keith Neumeyer, President and CEO of First Majestic Silver. “We will continue to provide significant medical support to health clinics within our local communities. To date, First Majestic has not experienced any incidents related to COVID-19 at its sites or corporate offices.”

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.